Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

In the light of the report in the Valor Econômico newspaper of July 2, 2014 on the sale of its major risk insurance operation and pursuant to the announcements to the market published on January 22, 2014 and June 30, 2014, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) confirms that it has signed an exclusive negotiation commitment with a view to concluding a definitive sale of this operation to an interested company and that negotiations are at an advanced stage.

Itaú Unibanco further wishes to point out that the value of the operation is worth approximately R$ 1.5 billion and that it may sign the definitive agreement by the end of this week.

Finally, Itaú Unibanco informs that it will maintain the market cognizant of the next steps in negotiations and their eventual conclusion as soon as this occurs.

São Paulo (SP), July 2, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer